United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

Announcement | Lisbon 10 March 2016

PHAROL INFORMS ABOUT ACQUISITION OF TREASURY SHARES

PHAROL, SGPS S.A. (“PHAROL”) informs that, pursuant to the terms and for the purposes of article 11, paragraph 2, item b) and of article 13 of the Regulation 5/2008 of the Portuguese Securities Code, and in accordance with the resolution of the General Shareholder’s Meeting held on 4 November 2015, it has acquired, on the 8, 9 and 10 March 2016 the following number of treasury shares in the Euronext Lisbon:

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
08-03-2016	15:31:01	34,924	Buy	Inside	0.158
08-03-2016	15:31:01	8,033	Buy	Inside	0.158
08-03-2016	15:31:01	49,000	Buy	Inside	0.158
08-03-2016	15:31:01	15,082	Buy	Inside	0.158
08-03-2016	15:31:01	11,787	Buy	Inside	0.158
08-03-2016	15:31:01	9,078	Buy	Inside	0.158
08-03-2016	15:31:01	14,135	Buy	Inside	0.158
08-03-2016	15:31:01	50,000	Buy	Inside	0.158
08-03-2016	15:31:01	906	Buy	Inside	0.158
08-03-2016	15:31:01	587	Buy	Inside	0.158
08-03-2016	15:31:01	6,468	Buy	Inside	0.158
08-03-2016	16:07:49	6,661	Buy	Inside	0.158
08-03-2016	16:07:49	6,371	Buy	Inside	0.158
08-03-2016	16:07:49	11,412	Buy	Inside	0.158
08-03-2016	16:07:49	45,580	Buy	Inside	0.158
08-03-2016	16:07:49	34,924	Buy	Inside	0.158
08-03-2016	16:07:49	10,178	Buy	Inside	0.158
08-03-2016	16:07:49	17,596	Buy	Inside	0.158
08-03-2016	16:07:49	17,278	Buy	Inside	0.158
09-03-2016	15:26:16	4,724	Buy	Inside	0.159
09-03-2016	15:26:16	16,139	Buy	Inside	0.159
09-03-2016	15:26:16	34,704	Buy	Inside	0.159
09-03-2016	15:26:16	3,815	Buy	Inside	0.159
09-03-2016	15:26:16	5,000	Buy	Inside	0.159
09-03-2016	15:26:16	3,000	Buy	Inside	0.159
09-03-2016	15:26:16	1	Buy	Inside	0.159
09-03-2016	15:26:16	13,173	Buy	Inside	0.159
09-03-2016	15:26:16	14,576	Buy	Inside	0.159

PHAROL, SGPS S.A.

Public company	PHAROL is listed on the	Luis Sousa de Macedo
Share capital Euro 26,895,375	Euronext (PHR). Information	Investor Relations Director
Registered in the Commercial	may be accessed on Bloomberg	ir@pharol.pt
Registry Office of Lisbon	under the symbol PHR PL.	Tel.: +351 212 697 698
and Corporation no. 503 215 058		Fax: +351 212 697 949

pharol.pt

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
09-03-2016	15:26:16	4,868	Buy	Inside	0.159
09-03-2016	16:01:09	6,000	Buy	Inside	0.158
09-03-2016	16:04:08	10,000	Buy	Inside	0.158
09-03-2016	16:07:32	31,001	Buy	Inside	0.158
09-03-2016	16:07:32	2,346	Buy	Inside	0.158
09-03-2016	16:07:32	50,653	Buy	Inside	0.158
09-03-2016	16:58:17	18,400	Buy	Inside	0.158
09-03-2016	16:58:17	37,854	Buy	Inside	0.158
09-03-2016	16:58:17	14,399	Buy	Inside	0.158
09-03-2016	16:58:17	6,232	Buy	Inside	0.158
09-03-2016	16:58:17	21,209	Buy	Inside	0.158
09-03-2016	16:58:17	51,906	Buy	Inside	0.158
10-03-2016	13:51:43	17,095	Buy	Inside	0.152
10-03-2016	13:51:43	5,000	Buy	Inside	0.152
10-03-2016	13:51:43	150	Buy	Inside	0.152
10-03-2016	13:51:43	11,590	Buy	Inside	0.152
10-03-2016	13:51:43	36,307	Buy	Inside	0.152
10-03-2016	13:52:39	45,000	Buy	Inside	0.152
10-03-2016	13:53:45	178	Buy	Inside	0.152
10-03-2016	13:55:26	800	Buy	Inside	0.152
10-03-2016	13:56:31	15,000	Buy	Inside	0.152
10-03-2016	14:00:32	1,200	Buy	Inside	0.152
10-03-2016	14:01:19	312	Buy	Inside	0.152
10-03-2016	14:01:28	17,368	Buy	Inside	0.152
10-03-2016	15:16:39	5,000	Buy	Inside	0.152
10-03-2016	15:16:39	100	Buy	Inside	0.152
10-03-2016	15:16:39	36,307	Buy	Inside	0.152
10-03-2016	15:16:39	36,307	Buy	Inside	0.152
10-03-2016	15:17:32	132	Buy	Inside	0.152
10-03-2016	15:29:50	2,000	Buy	Inside	0.152
10-03-2016	15:29:50	19,888	Buy	Inside	0.152
10-03-2016	15:29:50	266	Buy	Inside	0.152
10-03-2016	16:04:35	23,000	Buy	Inside	0.154
10-03-2016	16:04:35	14,003	Buy	Inside	0.154
10-03-2016	16:04:35	16,401	Buy	Inside	0.154
10-03-2016	16:04:35	46,596	Buy	Inside	0.154

Following these transactions, PHAROL SGPS S.A. holds 24,715,000 own shares, corresponding to 2.7568% of the Company’s share capital.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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